1934 ACT FILE NO. 001-14714

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of May 2013

Yanzhou Coal Mining Company Limited

(Translation of Registrant’s name into English)

298 Fushan South Road

Zoucheng, Shandong Province

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐             No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Yanzhou Coal Mining Company Limited

Date	May 15, 2013	By	/s/ Zhang Baocai
		Name:	Zhang Baocai
		Title:	Director and Company Secretary

Certain statements contained in this announcement may be regarded as forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements involve inherent risks and uncertainties that may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks and uncertainties is included in the Company’s filings with the U.S. Securities and Exchange Commission. The forward-looking statements included in this announcement represent the Company’s views as of the date of this announcement. Except as required by law, the Company undertakes no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events. These forward-looking statements should not be relied upon as representing the Company’s views as of any date subsequent to the date of this announcement.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

YANZHOU COAL MINING COMPANY LIMITED

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 1171)

Resignations of Chairman and Deputy Chairman of the Supervisory Committee

The board of directors (the “Board”) of Yanzhou Coal Mining Company Limited (the “Company”) hereby announces that, due to work allocation, Mr. Song Guo has tendered his resignation as a supervisor and the chairman of the supervisory committee of the Company. Mr. Zhou Shoucheng has reached his age of retirement and has tendered his resignation as a supervisor and the deputy chairman of the supervisory committee of the Company. There are four supervisors remaining in the fifth session of the supervisory committee of the Company, which is in compliance with the statutory requirement of the minimum number of supervisors. The Company received the resignation letters of Mr. Song Guo and Mr. Zhou Shoucheng today. According to the applicable laws and regulations, the resignations of supervisors shall become effective upon the Company having received the resignation letters. Each of Mr. Song Guo and Mr. Zhou Shoucheng has confirmed that he has no disagreement with the Board and there are no other matters which need to be brought to the attention of the shareholders of the Company in connection with their resignations.

The supervisory committee of the Company would like to take this opportunity to express its sincere gratitude to Mr. Song Guo and Mr. Zhou Shoucheng for their contributions during their tenure of service.

The Company held its 10th meeting of the fifth session of the supervisory committee on 15 May 2013. All supervisors present at the meeting unanimously approved the appointment of Mr. Zhang Shengdong, an existing supervisor, as the convenor of the fifth session of the supervisory committee of the Company.

By order of the board of directors
Yanzhou Coal Mining Company Limited Li Weimin
Chairman of the Board

Zoucheng, Shandong Province, the PRC

15 May 2013

As at the date of this announcement, the Directors are Mr. Li Weimin, Mr. Wang Xin, Mr. Zhang Yingmin, Mr. Shi Xuerang, Mr. Wu Yuxiang, Mr. Zhang Baocai and Mr. Dong Yunqing, and the independent non-executive directors of the Company are Mr. Wang Xianzheng, Mr. Cheng Faguang, Mr. Wang Xiaojun and Mr. Xue Youzhi.

About the Company

For more information, please contact:

Yanzhou Coal Mining Company Limited

Zhang Baocai, Director and Company Secretary

Tel: +86 537 538 3310

Address: 298 Fushan South Road, Zoucheng, Shandong Province, 273500 PRC